

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2024

Nancy Buese
Chief Financial Officer
Baker Hughes Company
575 N. Dairy Ashford Rd., Suite 100
Houston, TX 77079

> **Re: Baker Hughes Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-38143**

Dear Nancy Buese:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Fernando Contreras